Warning Management Services, Inc.
1520 South Lewis Street
Anaheim, CA 92085
Tel : (714)300-0500
Fax : (714)300-0507

February 7, 2007

To:

Ms. Kenya Wright Gumbs
Securities Exchange Commission
Division of Corporate Finance
100 F Street N.E., Stop 3720
Washington, D.C. 20549
Tel: (202) 551-3373
Fax: (202) 772-9205

Re: Warning Management Services, Inc.
Item 4.01 Form 8-K
Filed February 5, 2007
File No. 000-27219

Dear Mr. Robert S. Littlepage,

Here follows our response to your comment letter dated February 5, 2007.

Item 4.01 Form 8-K

Changes in Registrant’s Certifying Accountant

1.
Please revise the Form 8-K to state during the registrant’s two most recent fiscal years and any subsequent interim period through the date of change, there were no disagreements with the former accountant on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedure, which disagreement(s), if not resolved to the satisfaction of the former accountant, would have caused it to make reference to the subject matter of the disagreement(s) in connection with its reports. In the event of disagreement(s) and/or reportable event(s), provide the specific disclosure required by Item 304(a)(1)(iv) and (v) of Regulation S-B.

Concerning whether there has been any disagreement during the registrant’s two most recent fiscal years and any subsequent interim period through the date of change - Warning Management Services, Inc. is delinquent with its filings and is in the process of catching up. As such the auditors are unable to say whether there is or is not any disagreement in the two most recent fiscal years and any subsequent interim period through the date of change.

         2. Also revise your disclosures to indicate whether the board of directors recommended or approved the decision to change accountants.

Disclosure changed - see section 1(iii)

3.
To the extent that you make changes to the Form 8-K to comply with our comments, please obtain and file an updated Exhibit 16 letter from your former accountant stating whether the accountant agrees with the statements made in your revised Form 8-K. In doing so, please advise your former accountant to clearly identify the Form 8-K to which their letter applies. The accountant’s letter provided as an exhibit to your Form 8-K filed February 5, 2007 makes an unclear reference to “the Company’s Form 8-K report to be filed for the month of January 2007”.

Exhibit 16 has been updated.

Best regards,
Warning Management Services, Inc.

John Capezzuto
President / CEO
714-300-0500 (voice)
714-300-0507 (fax)